UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 27, 2017 (March 24, 2017)

SUNOCO LOGISTICS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-31219	23-3096839
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS employer identification number.)

3807 West Chester Pike, Newtown Square, PA 19073

(Address of principal executive office) (Zip Code)

(866) 248-4344

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure.

On March 24, 2017, Sunoco Logistics Partners L.P. (“SXL”) and Energy Transfer Partners, L.P. (“ETP”) issued a press release announcing that SXL’s Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission (“SEC”) and that ETP has filed a definitive proxy statement with the SEC for the special meeting of its unitholders to vote on the previously announced merger transaction between SXL and ETP. The press release also announced that the special meeting of ETP unitholders will be held on April 26, 2017, at 10:00 a.m. local time, at Hilton Dallas Park Cities Hotel, 5954 Luther Lane, Dallas, Texas 75225, Miramar Conference Room.

In accordance with General Instruction B.2 of Form 8-K, the information furnished pursuant to Item 7.01 and the press release attached hereto as Exhibit 99.1 relating to this Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01	Other Events

To the extent required, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. SXL and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the SEC, which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SXL has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of ETP that also constitutes a prospectus of SXL (the “Proxy Statement/Prospectus”). The registration statement on Form S-4 was declared effective by the SEC on March 24, 2017, and the definitive Proxy Statement/Prospectus will be delivered to ETP common unitholders of record as of February 27, 2017. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, the definitive Proxy Statement/Prospectus and other documents filed with the SEC are available free of charge on ETP’s website at www.energytransfer.com within the “Investor Relations” section, and investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P.	Energy Transfer Partners, L.P.

3807 West Chester Pike	811 Westchester Drive, Suite 600

Newtown Square, PA	Dallas, TX 75225

Attention: Investor Relations	Attention: Investor Relations

Phone: 215-977-6322	Phone: 214-981-0795

Participants in the Solicitation

SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description

99.1	Press Release dated March 24, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SUNOCO LOGISTICS PARTNERS L.P.

By:	Sunoco Partners LLC,
Its General Partner

	By:	/s/ Peter J. Gvazdauskas
	Name:	Peter J. Gvazdauskas
	Title:	Chief Financial Officer and Treasurer

Dated: March 27, 2017

Newtown Square, PA

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press Release dated March 24, 2017

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